SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      FORM 11-K



          X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1995

                                          or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                     For the transition period from      to

                     Commission file number


          A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                                INGERSOLL-RAND COMPANY

                          SAVINGS AND STOCK INVESTMENT PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                Ingersoll-Rand Company

                                    P. O. Box 8738

                           Woodcliff Lake, New Jersey 07675





















                                      SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           Ingersoll-Rand Company Savings
                                             and Stock Investment Plan
                                                     (Registrant)



          Date  June 28, 1996              By /S/William M. Menaghan
                                                 William M. Menaghan
                                             Benefits Committee Member




































                          CONSENT OF INDEPENDENT ACCOUNTANTS


          We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Post-Effective Amendment No. 4 to No. 2-64708) of Ingersoll-Rand Company of our report dated June 17, 1996 appearing on page 5 of this Form 11-K.



          /S/ Price Waterhouse LLP
          PRICE WATERHOUSE LLP
          Morristown, New Jersey
          June 28, 1996















































                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            INDEX TO FINANCIAL STATEMENTS


                                                                    Page

          Report of independent accountants                           5

          Statement of financial condition at
            December 31, 1995 and 1994:
               Combined Plan Summary                                  6
               Fixed Income Fund                                      7
               Mutual Fund                                            8
               Company Stock Fund                                     9
               Loan Fund                                             10

          Statement of income and changes in
            plan/fund equity for the years ended
            December 31, 1995 and 1994:
               Combined Plan Summary                                  6
               Fixed Income Fund                                      7
               Mutual Fund                                            8
               Company Stock Fund                                     9
               Loan Fund                                             10

          Notes to financial statements                           11-19


































                          Report of Independent Accountants


          To the Benefits Committee and Participants of the Ingersoll-Rand Company Savings and Stock Investment Plan


          In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of the Ingersoll-Rand Company Savings and Stock Investment Plan at December 31, 1995 and 1994, and the results of its operations and the changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Benefits Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



          /S/ Price Waterhouse LLP
          PRICE WATERHOUSE LLP
          Morristown, New Jersey
          June 17, 1996


























                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                COMBINED PLAN SUMMARY

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1995           1994

          Assets:
          Investments at current value:
          Combined Trust Fixed Income Fund     $133,722,453   $122,082,549
          Combined Trust Mutual Fund            121,019,034     82,721,898
          Combined Trust Ingersoll-Rand
            Company Stock Fund                  183,035,949    165,420,837
                                                437,777,436    370,225,284
          Participant loans receivable, net      24,120,786     20,154,381
          Contributions receivable, net           2,820,869      3,921,394

          Total assets                          464,719,091    394,301,059

          Plan equity                          $464,719,091   $394,301,059


          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
          For the years ended December 31           1995           1994

          Contributions:
            Participants                       $ 36,428,015   $ 33,343,082
            Company, net                          9,798,714     12,230,877
                                                 46,226,729     45,573,959
          Income(Loss):
            Dividends and interest               18,540,683     12,999,366
            Net appreciation (depreciation)
              of investments (including
              dividends in 1994)                 45,684,603    (33,331,145)
              Net income (loss)                  64,225,286    (20,331,779)

          Total                                 110,452,015     25,242,180

          Participant withdrawals and
            distributions                        40,215,502     44,998,657
          Transfers (from) other funds, net         (86,819)       (92,027)

          Transfers (from) to other plans, net      (94,700)       212,019
          Net increase (decrease) in plan
            equity                               70,418,032    (19,876,469)

          Plan equity at beginning of year      394,301,059    414,177,528

          Plan equity at end of year           $464,719,091   $394,301,059


                   See accompanying notes to financial statements.









                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                  FIXED INCOME FUND

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1995           1994

          Assets:
          Investments at current value:
          Combined Trust Fixed Income Fund     $133,722,453   $122,082,549
          Contributions receivable, net           1,310,243      1,475,511

          Total assets                          135,032,696    123,558,060

          Fund equity                          $135,032,696   $123,558,060


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1995           1994

          Contributions:
            Participants                       $ 17,479,531   $ 16,954,123
          Income:
            Interest                              7,698,329      7,770,184
              Net income                          7,698,329      7,770,184
          Transfers from (to) other funds, net    2,356,769     (5,966,227)

          Total                                  27,534,629     18,758,080

          Participant withdrawals and
            distributions                        16,096,516     17,798,977
          Transfers (from) other plans,
            net                                     (36,523)        (2,858)
          Net increase in fund equity            11,474,636        961,961

          Fund equity at beginning of year      123,558,060    122,596,099

          Fund equity at end of year           $135,032,696   $123,558,060




                   See accompanying notes to financial statements.


















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                     MUTUAL FUND

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1995           1994

          Assets:
          Investments at current value:
          Combined Trust Mutual Fund           $121,019,034    $82,721,898
          Contributions receivable, net           1,129,178        990,683

          Total assets                          122,148,212     83,712,581

          Fund equity                          $122,148,212    $83,712,581


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1995           1994


          Contributions:
            Participants                       $ 14,077,987    $12,111,653

          Income:
            Dividends and interest                5,335,362      3,759,251
            Net appreciation(depreciation) of
              investments                        25,602,673     (3,464,344)
              Net income                         30,938,035        294,907
          Transfers from (to) other funds, net    1,127,498     (1,792,330)

          Total                                  46,143,520     10,614,230

          Participant withdrawals and
            distributions                         7,770,548      8,021,457
          Transfers (from) to other plans, net      (62,659)       169,061
          Net increase in fund equity            38,435,631      2,423,712

          Fund equity at beginning of year       83,712,581     81,288,869

          Fund equity at end of year           $122,148,212    $83,712,581


                   See accompanying notes to financial statements.

















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                  COMPANY STOCK FUND


          STATEMENT OF FINANCIAL CONDITION
          December 31                               1995           1994

          Assets:
          Investments at current value:
          Combined Trust Ingersoll-Rand
            Company Stock Fund                 $183,035,949   $165,420,837
          Contributions receivable, net             381,448      1,455,200

          Total assets                          183,417,397    166,876,037

          Fund equity                          $183,417,397   $166,876,037


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1995           1994

          Contributions:
            Participants                       $  4,870,497   $  4,277,306
            Company, net                          9,798,714     12,230,877
                                                 14,669,211     16,508,183
          Income (Loss):
            Dividends                             3,844,442              0
            Net appreciation (depreciation)
              of investments (including
              dividends in 1994)                 20,081,930    (29,866,801)
              Net income (loss)                  23,926,372    (29,866,801)
          Transfers (to) from other funds, net   (6,681,904)     5,231,898

          Total                                  31,913,679     (8,126,720)

          Participant withdrawals and
            distributions                        15,367,837     18,414,889
          Transfers to other plans,net                4,482         45,651
          Net increase (decrease) in fund
            equity                               16,541,360    (26,587,260)

          Fund equity at beginning of year      166,876,037    193,463,297

          Fund equity at end of year           $183,417,397   $166,876,037


                   See accompanying notes to financial statements.













                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                      LOAN FUND


          STATEMENT OF FINANCIAL CONDITION
          December 31                               1995           1994


          Participant loans receivable, net     $24,120,786    $20,154,381

          Fund equity                           $24,120,786    $20,154,381


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1995           1994


          Transfers from other funds
            for loans                           $14,526,476    $12,233,700

          Interest income from loans              1,662,550      1,469,931
                                                 16,189,026     13,703,631
          Transfers to other funds
            for repayments                       11,242,020      9,615,014
          Transfers to other plans, net                   0            165
          Participant distributions                 980,601        763,334
          Net increase in fund equity             3,966,405      3,325,118

          Fund equity at beginning of year       20,154,381     16,829,263

          Fund equity at end of year            $24,120,786    $20,154,381


                   See accompanying notes to financial statements.


























                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          NOTE 1 - DESCRIPTION OF THE PLAN:

          The following brief description of the Ingersoll-Rand Company Savings and Stock Investment Plan (plan) is for general information purposes. Participants should refer to the plan document for more complete information.

          The Ingersoll-Rand Company (company) adopted the plan for eligible employees at participating locations. Members of collective bargaining units may not participate in the plan. Eligible employees may participate the first day of the month following 30 calendar days of employment.

          Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing six percent of compensation may contribute an additional one to eight percent of compensation as supplemental contributions. Only basic contributions receive company matching contributions. Participants may use before or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code requirements. Participants may change their contribution amounts at any time effective the first day of the following payroll period by contacting the recordkeeper through its Benefits Information Line (BIL).

          The plan assets are held in the Combined Investment Trust (Combined Trust), together with assets from other participating plans.

          Participants may invest their contributions, in multiples of one percent, in one or more of the following funds:

              o Fixed Income Fund - A fund that invests in securities and debt that produce a fixed rate of return. Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

              o Mutual Fund - Participants may select the following Fidelity Mutual Funds: Fidelity Fund, Growth and Income Portfolio, U.S. Equity Index Portfolio, and Magellan Fund.












                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



              o Company Stock Fund - A mutual fund consisting primarily of the company's common stock. This fund limits participant investment to 50% of current contributions or account balance on transfers.

          Each fund reinvests its income in that fund.

          The company matches basic contributions at a rate determined annually by the company's board of directors. For 1995 and 1994, the match was set at 50 percent of basic contributions. The plan requires that company contributions be at least 25 percent, but no more than 100 percent of participants' basic contributions.

          Effective October 1, 1995, the plan was amended to provide for an offset in the part of company match contributions under the plan with an equivalent benefit to the plan participants under the Ingersoll-Rand/Clark Leveraged Employee Stock Ownership Plan (LESOP). Amounts accrued under the plan prior to the effective date of this amendment will remain in the plan unaffected.

          Participant contributions are always 100 percent vested. Company contributions vest on a seven-year, graded-vesting schedule. Employees are 20 percent vested after completing three years of service. The vested percentage then increases in increments of 20 percent per year until fully vested after seven years of service. All company contributions become 100 percent vested if the participant's employment terminates due to disability, retirement or death.

          On any business day, participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions are in whole percentages or dollars (with a $250 minimum).

          Participants have several options that permit access to their contributions, earnings and certain vested company contributions. These options are subject to certain rules and restrictions.

          Plan distributions may be in the form of a lump sum, installments over a maximum of five years or in such other manner that the Benefits Committee may permit.

          Participant accounts are kept in units and are valued on a daily basis.











                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          The Benefits Committee, appointed by the company's board of directors, administers the plan. The Finance Committee of the company's board of directors establishes the plan's investment policies.

          The company intends to continue the plan indefinitely. However, the company retains the right to discontinue the plan. If the company discontinues the plan, all participant account balances become fully vested at the termination date.


          NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The plan follows the accrual method of accounting. Effective October 1, 1994, Chase Manhattan Bank, NA (Chase) and Coopers & Lybrand LLP replaced Fidelity Investment Institutional Operations Company as trustee and recordkeeper, respectively.


          Use of Estimates:

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


          Valuation of Investments:

          Plan assets are part of the Combined Trust, which provides unified investment management. Chase invests the plan assets in the various Combined Trust investment funds.

          Separate participant accounts are maintained by investment fund. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

          The insurance company guaranteed interest contracts, the Putnam Guaranteed Horizon Accounts and the Putnam Managed Account, are recorded at their respective contract value. Contract value approximates current value assuming the trust holds the investment until maturity. Contract value equals principal plus cumulative interest earned, reduced by distributions.

          The Chase Domestic Liquidity Fund contains short-term debt, including commercial paper, bank certificates of deposit and collateralized repurchase agreements. The carrying value of






                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. All investments are issued or guaranteed by the U.S. government or its agencies. Repurchase agreements are secured by such instruments.

          The financial statements report investments in the Mutual Fund and the Company Stock Fund at current value based on published market quotations.

          Security Transactions and Investment Income:

          Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost.

          Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

          The statement of income and changes in plan/fund equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value.

          Contributions:

          Participant and company matching contributions are made to the Combined Trust or LESOP within five working days after the end of the month. Participant contributions for each fund are based on the participants' investment decisions. The company matching contributions are made to the Company Stock Fund in cash or common stock.

          Forfeitures:

          Forfeitures of nonvested company contributions occur when participants are terminated. Forfeitures of $737,713 in 1995 and $775,550 in 1994 were used to reduce future company contributions.

          Expenses of the Plan:

          Most expenses for the administration of the plan and the Combined Trust are paid for by the company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.











                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          Benefit obligations:

          Employee distributions to terminated employees are recorded in each fund's financial statements, when paid. The approved and unpaid amounts were $4,038,929 and $1,580,622 at December 31, 1995 and 1994, respectively. These amounts are reflected as liabilities on the plan's Form 5500.


          NOTE 3 - FIXED INCOME FUND:

          Investments in the Fixed Income Fund at December 31 were as follows:
                                                   1995           1994
          Group annuity contracts with:
            The Travelers Companies            $  4,428,355   $  4,179,665
            Hartford Life Insurance
              Company                                     0      3,537,641
          Putnam Guaranteed Horizon
            Accounts                             77,702,758    134,335,405
          Putnam Managed Account                 89,191,183              0
          Chase Domestic Liquidity Fund          13,483,488     25,338,550
          Chase Cash Account                            103         53,338
          Total Combined Trust Fixed
            Income Fund                         184,805,887    167,444,599

          Less: Other plans                      51,083,434     45,362,050

          Plan Investment in Fixed Income Fund $133,722,453   $122,082,549

          The Travelers Companies' group annuity contract establishes a new interest rate every December, when the contract renews. The new rate applies to all funds held in the group annuity contract during the next plan year. The interest rate was 5.95% for 1995 and is set at 6.50% for 1996. The contract has no final maturity date and ends upon written notice.

          On December 31, 1994, a $3.5 million group annuity contract with the Hartford Life Insurance Company matured. The trustee transferred the funds to the Chase Domestic Liquidity Fund on January 3, 1995.















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          At December 31, 1995, certain assets of the plan are invested in synthetic investment contracts. The Putnam Guaranteed Horizon Accounts and the Putnam Managed Account consist principally of an investment agreement between the company and Putnam and a wrapper contract with a financially responsible third party which provides liquidity or benefit-responsiveness.

          The Putnam Guaranteed Horizon Accounts under contract at December 31, 1995 were:

                              Average  Net Crediting
                 Amount        Yield   Interest Rate    Maturity Date

              $ 6,959,870       5.24%      5.44%       February 15, 1998
               23,924,784       5.29%      7.44%       December 22, 1997
               15,324,134       5.19%      5.93%       May 15, 1997
               31,493,970       5.35%      6.22%       November 15, 1999

              $77,702,758

          The contract value of the Putnam Managed Account at December 31, 1995 was $89,191,183. This contract has no maturity date and ends upon written notice.

          The contract values of the Putnam Guaranteed Horizon Accounts and Putnam Managed Account approximate the current values at December 31, 1995.

          The average yield for 1995 of the Putnam Managed Account was 6.02%. The net crediting rate at December 31, 1995 was 6.21%.

          The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1. In no event shall the net crediting rate be reset below 0%

          The Chase Domestic Liquidity Fund reported an annualized rate of return of 5.81% for the year ending December 31, 1995 and 5.14% for the three months ending December 31, 1994.


















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 4 - MUTUAL FUND:

          Participants in the Mutual Fund may invest in the Fidelity Fund, Growth and Income Portfolio, U.S. Equity Index Portfolio and Magellan Fund. Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective. Prospectuses are available from the Fidelity Management Trust Company.

          Investments in the Mutual Fund at December 31 were as follows:

                                                   1995            1994

          Fidelity Fund                        $  8,901,110    $ 5,257,312
          Growth and Income Portfolio            39,440,377     25,207,138
          U.S. Equity Index Portfolio            58,776,728     42,195,285
          Magellan Fund                          53,489,060     35,882,913

          Total Combined Trust Mutual Fund      160,607,275    108,542,648

          Less: Other plans                      39,588,241     25,820,750

          Plan investment in Mutual Fund       $121,019,034    $82,721,898

          These funds cost $127,913,945 and $105,942,797 at December 31, 1995 and 1994, respectively.

          Net realized and unrealized appreciation or (depreciation) of investments for the years ended December 31, 1995 and 1994 was as follows:

                                                   1995          1994

          Fidelity Fund                        $ 1,341,840   $  (206,522)
          Growth and Income Portfolio            7,736,459    (1,279,974)
          U.S. Equity Index Portfolio           14,353,970      (912,415)
          Magellan Fund                         10,246,129    (2,049,851)

          Total Combined Trust Mutual Fund      33,678,398    (4,448,762)

          Less:  Other plans                     8,075,725      (984,418)

          Net plan appreciation (depreciation) $25,602,673   $(3,464,344)












                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 5 - COMPANY STOCK FUND:

          Investments in the Company Stock Fund at December 31 were as follows:

                                                    1995           1994

          Ingersoll-Rand Company common stock  $198,743,432   $180,368,797
          Chase Domestic Liquidity Fund           2,002,775      1,763,309
          Cash                                            9              0


          Total Combined Trust Ingersoll-Rand
            Company Stock Fund                  200,746,216    182,132,106

          Less: Other plans                      17,710,267     16,711,269

          Plan investment in Ingersoll-Rand
           Company Stock Fund                  $183,035,949   $165,420,837

          The Company Stock Fund investment in company common stock at December 31, 1995 and 1994, included 5,658,176 shares and 5,727,782 shares, respectively. At December 31, 1995 and 1994, these shares cost $125,136,230 and $116,759,698, respectively.

          Net realized and unrealized appreciation or (depreciation) of investments for the years ended December 31, 1995 and 1994 was as follows:

                                                    1995          1994

          Combined Investment Trust            $ 22,059,385  $(33,005,910)
          Less: Other plans                       1,977,455    (3,139,109)

          Net plan appreciation (depreciation) $ 20,081,930  $(29,866,801)




















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 6 - LOAN FUND:

          The plan allows participants to borrow from their vested account balances subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the plan.

          The Benefits Committee establishes the loan interest rate and reviews the rate quarterly. In 1995, the interest rate on new loans was 8% during the first half of the year, and became 9% effective July 1, 1995. The loan rate will be adjusted each quarter thereafter in order to reflect the current prime rate. The interest rate on new loans in 1994 was 8%. Interest charges begin 60 days after the initial loan date.

          Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the company, any outstanding loan balance is considered a distribution.

          NOTE 7 - FEDERAL INCOME TAXES:

          In June 1991, a favorable determination letter was received from the Internal Revenue Service indicating that the plan documentation satisfied the requirements for tax qualification under Section 401(a) of the Internal Revenue Code. The trust established for the plan is exempt from federal income tax under
          Section 501(a) of the Internal Revenue Code. Filing for certain amendments is pending. The company believes the plan complies with Section 401(a); therefore, the financial statements do not provide for income taxes. Employees defer taxes on income earned, company contributions and contributions made under the salary deferral feature. Taxes on employee distributions depend on the form and amount of such payment.

          NOTE 8 - TRANSFERS (FROM) TO OTHER PLANS:

          Transfers to (from) the Ingersoll-Dresser Pump Company Savings and Investment Plan were $(67,817) and $212,019 in 1995 and 1994, respectively. Transfers to (from) Dresser Industries were $(31,364) in 1995. There were no other significant plan to plan transfers.







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